Exhibit 99.1

AGREEMENT

This Agreement (this “Agreement”) is made and entered into as of April 26, 2015, by and among LSB Industries, Inc. (the “Company”) and the entities and natural persons listed on  Exhibit A  hereto and their respective Affiliates and Associates (collectively, “Starboard”) (each of the Company and Starboard, a “Party” to this Agreement, and collectively, the “Parties”).

RECITALS

WHEREAS, the Company and Starboard have engaged in discussions and communications concerning the Company’s business, financial performance and strategic plans;

WHEREAS, Starboard is deemed to beneficially own shares of common stock of the Company (the “Common Stock”) totaling, in the aggregate, 1,725,000 shares, or approximately 7.6% percent, of the Common Stock of the Company issued and outstanding on the date of this Agreement;

WHEREAS, Starboard submitted a nomination letter to the Company on March 10, 2015 (the “Nomination Letter”) nominating director candidates to be elected to the Company’s board of directors (the “Board”) at the 2015 annual meeting of stockholders of the Company (the “2015 Annual Meeting”); and

WHEREAS, the Company and Starboard have determined to come to an agreement with respect to the election of members of the Board at the 2015 Annual Meeting, the election by the Board of five new directors, certain matters related to the 2015 Annual Meeting and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

Section 1.             Board Matters; Board Appointments; 2015 Annual Meeting.

(a)           The Company agrees that the Board and all applicable committees of the Board shall, effective as of the date of this Agreement, take all necessary actions to increase the size of the Board to thirteen (13) and elect to the Board the following five individuals: Louis S. Massimo (“Mr. Massimo”), Andrew K. Mittag (“Mr. Mittag”), Marran H. Ogilvie (“Ms. Ogilvie”), Richard W. Roedel (“Mr. Roedel”) and Lynn F. White (“Mr. White,” and with Ms. Ogilvie and Messrs. Massimo, Mittag and Roedel, the “New Appointees”). Messrs. Mittag and White shall fill the vacancies created by the resignations of Ms. Gail Lapidus and Robert Henry, who the Company hereby represents have submitted, or shall no later than the date hereof submit, letters of resignation to the Board that will become effective upon the election of their respective successors to the Board.

(b)           The Company agrees that the Board shall nominate the following seven individuals for election to the Board at the 2015 Annual Meeting: each New Appointee and Messrs. Richard Sanders and Barry Golsen. Ms. Ogilvie and Messrs. Roedel, Sanders, White and Barry Golsen shall be designated as nominees for the class of directors with terms expiring at the 2018 annual meeting of stockholders (the “2018 Annual Meeting”), and Messrs. Massimo and Mittag shall be designated as nominees for the class of directors with terms expiring at the 2017 annual meeting of stockholders (the “2017 Annual Meeting”).

(c)           The Company agrees that the Board and all applicable committees of the Board shall, effective as of the date of this Agreement,take all necessary actions to appoint Daniel D. Greenwell as lead independent director.

(d)           The Company agrees that the Board and all applicable committees of the Board shall, effective as of the date of this Agreement,take all necessary actions to appoint Mr. Greenwell as Chairman of the Audit Committee.

(e)           The Company agrees that the Board and all applicable committees of the Board shall, effective as of the date of this Agreement, take all necessary actions to appoint the New Appointees to the following committees of the Board:

	Nominating and Corporate Governance	Compensation and Stock Option	Audit
Ms. Ogilvie	x
Mr. Massimo			x
Mr. Mittag		x
Mr. Roedel		x	x
Mr. White	x

(f)           The New Appointees, in addition to all current directors, will be required to: (i) comply with all policies, procedures, processes, codes, rules, standards and guidelines applicable to members of the Board; (ii) keep confidential all Company confidential information and to not disclose to any third parties (including Starboard) discussions or matters considered in meetings of the Board or Board committees; and (iii) complete the Company’s standard director & officer questionnaire and other reasonable and customary director onboarding documentation (including a representation agreement) required by the Company in connection with the election of Board members.

(g)           Upon the execution of this Agreement and the election of the New Appointees, Starboard irrevocably withdraws its Nomination Letter and agrees not to (i) nominate any person for election at the 2015 Annual Meeting, (ii) submit any proposal for consideration at, or bring any other business before, the 2015 Annual Meeting, directly or indirectly, or (iii) initiate, encourage or participate in any “withhold” or similar campaign with respect to the 2015 Annual Meeting, directly or indirectly, and shall not permit any of its Affiliates or Associates to do any of the items in this Section 1(g).  Starboard agrees that it will not publicly or privately encourage or support any other stockholder or person to take any of the actions described in this Section 1(g).

(h)           The Company agrees that it will recommend, support and solicit proxies for the election of the New Appointees at the 2015 Annual Meeting in the same manner as Messrs. Sanders and Barry Golsen.

(i)           The Company agrees that if any of the New Appointees or any Replacement Director (as defined below) is unable to serve as a director, resigns as a director or is removed as a director prior to the end of the Standstill Period (as defined below), and at such time Starboard beneficially owns in the aggregate at least the lesser of 3.0% of the Company’s then outstanding Common Stock and 679,748 shares of Common Stock  (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments) (the “Minimum Ownership Level”), the Company and Starboard shall discuss in good faith the mutual recommendation to the Nominating and Corporate Governance Committee of the Board (the “Governance Committee”) of the appointment of a substitute person to fill the resulting vacancy in the class of directors with terms expiring at the 2018 Annual Meeting (in the case of Ms. Ogilvie or Messrs. Roedel or White) or the 2017 Annual Meeting (in the case of Messrs. Massimo or Mittag), which person shall (i) be independent of Starboard, (ii) qualify as “independent” pursuant to NYSE listing standards, and (iii) have relevant financial and business experience.  The appointment of any such person to the Board will be subject to the approval of the Governance Committee, in its discretion, after exercising its fiduciary duties in good faith, which approval shall not be unreasonably withheld (any such replacement nominee appointed in accordance with the terms of this Section 1(i) shall be referred to as a “Replacement Director”).  In the event the Governance Committee does not accept a substitute person recommended by Starboard, Starboard will have the right to recommend additional substitute person(s), who will also be independent of Starboard, qualify as “independent” pursuant to NYSE listing standards, and have relevant financial and business experience, and whose appointment shall be subject to the approval of the Governance Committee, in its discretion, after exercising its fiduciary duties in good faith, which approval shall not be unreasonably withheld.  Upon the acceptance of a Replacement Director nominee by the Governance Committee, the Board will appoint such Replacement Director to the Board no later than five (5) business days after the Governance Committee recommendation of such Replacement Director.

(j)           Starboard agrees to appear in person or by proxy at the 2015 Annual Meeting and vote all shares of Common Stock beneficially owned by it (i) in favor of the election of each of the Company’s nominees for election to the Board and (ii) in accordance with the Board’s recommendation with respect to the Company’s “say-on-pay” proposal unless Institutional Shareholder Services Inc. recommends against the “say-on-pay” proposal.

(k)           Starboard agrees that it will cause its Affiliates and Associates to comply with the terms of this Agreement.  As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder (the “Exchange Act”) and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement.

(l)           The Company shall use its reasonable best efforts to hold the 2015 Annual Meeting no later than June 27, 2015.

(m)           The Company agrees that prior to the 2015 Annual Meeting, the Board and all applicable committees of the Board shall not (i) increase the size of the Board to more than thirteen (13) directors or (ii) seek to change the classes on which the Board members serve.

(n)           The Company agrees that the responsibilities of the Strategic Committee of the Board as set forth in its charter shall be expanded to include an evaluation of the Company’s corporate governance and management structure, related party transactions and any other governance practices of the Company deemed appropriate by the Strategic Committee.  The Strategic Committee shall deliver a report with recommendations regarding such matters no later than July 30, 2015 and the Company shall announce any actions the Board approves in response to such recommendations simultaneously with its public announcement of the Company’s financial results as of and for the six months ended June 30, 2015.

(o)           The Company shall continue the search for a new executive to lead the Company’s Chemicals business which the Company publicly announced on March 16, 2015. Promptly following the date of this Agreement, the Board shall form a special committee to oversee this executive search and make a recommendation to the full Board with respect thereto, which committee shall consist of Messrs. Sanders (Chair), Greenwell, Mittag and White.

(p)           The Company agrees that the persons whom the Board shall nominate as candidates for election to the Board at the Company’s 2016 annual meeting of stockholders (the “2016 Annual Meeting”) shall be approved by a majority of the members of  the Board who are “independent” pursuant to NYSE listing standards (the “Independent Directors”).

Section 2.             Standstill Provisions.

(a)           Starboard agrees that, from the date of this Agreement until the earlier of (i) the date that is fifteen (15) business days prior to the deadline for the submission of stockholder nominations for the 2016 Annual Meeting pursuant to the Company’s bylaws or (ii) the date that is one hundred thirty-five (135) days prior to the first anniversary of the 2015 Annual Meeting (the “Standstill Period”), neither it nor any of its Affiliates or Associates will, and it will cause each of its Affiliates and Associates not to, directly or indirectly, in any manner:

(i)           engage in any solicitation of proxies or consents or become a “participant” in a “solicitation” as such terms are defined in Regulation 14A under the Exchange Act of proxies or consents (including, without limitation, any solicitation of consents that seeks to call a special meeting of stockholders), in each case, with respect to securities of the Company;

(ii)          form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Common Stock (other than a “group” that includes all or some of the persons identified on Exhibit A, but does not include any other entities or persons not identified on Exhibit A as of the date hereof); provided, however, that nothing herein shall limit the ability of an Affiliate of Starboard to join the “group” following the execution of this Agreement, so long as any such Affiliate agrees to be bound by the terms and conditions of this Agreement;

(iii)         deposit any Common Stock in any voting trust or subject any Common Stock to any arrangement or agreement with respect to the voting of any Common Stock, other than any such voting trust, arrangement or agreement solely among the members of Starboard and otherwise in accordance with this Agreement;

(iv)         seek or encourage any person to submit nominations in furtherance of a “contested solicitation” for the election or removal of directors with respect to the Company or seek, encourage or take any other action with respect to the election or removal of any directors; provided, however, that nothing in this Agreement shall prevent Starboard or its Affiliates or Associates from taking actions in furtherance of identifying director candidates in connection with the 2016 Annual Meeting so long as such actions do not create a public disclosure obligation for Starboard and are undertaken on a basis reasonably designed to be confidential and in accordance in all material respects with Starboard’s normal practices in the circumstances;

(v)          (A) make any proposal for consideration by stockholders at any annual or special meeting of stockholders of the Company, (B) make any offer or proposal (with or without conditions) with respect to a merger, acquisition, recapitalization, restructuring, disposition or other business combination involving Starboard and the Company, or (C) publicly comment on any third party proposal regarding any merger, acquisition, recapitalization, restructuring, disposition or other business combination with respect to the Company by such third party prior to such proposal becoming public;

(vi)        seek, alone or in concert with others, representation on the Board, except as specifically contemplated in Section 1;

(vii)       seek to advise, encourage, support or influence any person with respect to the voting or disposition of any securities of the Company at any annual or special meeting of stockholders, except in accordance with Section 1; or

(viii)       make any request or submit any proposal to amend the terms of this Agreement other than through non-public communications with the Company that would not be reasonably determined to trigger public disclosure obligations for any Party.

(b)           Except as expressly provided in Section 1 or Section 2(a), each member of Starboard shall be entitled to:

(i)           vote its or his shares on any other proposal duly brought before the 2015 Annual Meeting, or otherwise vote as each member of Starboard determines in its or his sole discretion; or

(ii)         disclose, publicly or otherwise, how it intends to vote or act with respect to any securities of the Company, any stockholder proposal or other matter to be voted on by the stockholders of the Company and the reasons therefor; provided that, as applicable, all such activity is in compliance with the requirements of this Agreement.

(c)           The Company agrees that it shall provide Starboard written notice of the date set for the 2016 Annual Meeting at least fifteen (15) business days prior to the date that is one hundred twenty (120) days prior to the 2016 Annual Meeting.

Section 3.             Representations and Warranties of the Company.  The Company represents and warrants to Starboard that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, and (c) the execution, delivery and performance of this Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

Section 4.             Representations and Warranties of Starboard.  Starboard represents and warrants to the Company that (a) the authorized signatory of Starboard set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind it thereto, (b) this Agreement has been duly authorized, executed and delivered by Starboard, and is a valid and binding obligation of Starboard, enforceable against Starboard in accordance with its terms, (c) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of Starboard as currently in effect, (d) the execution, delivery and performance of this Agreement by Starboard does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to Starboard, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound, and (e) as of the date of this Agreement, (i) Starboard is deemed to beneficially own in the aggregate 1,725,000 shares of Common Stock and (ii) Starboard does not currently have, and does not currently have any right to acquire, any interest in any other securities of the Company (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or any obligations measured by the price or value of any securities of the Company or any of its Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of Common Stock, whether or not any of the foregoing would give rise to beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), and whether or not to be settled by delivery of Common Stock, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement).

Section 5.             Press Release.  Promptly following the execution of this Agreement, the Company shall issue a mutually agreeable press release (the “Press Release”) announcing certain terms of this Agreement, in the form attached as Exhibit B and including an announcement in a mutually agreeable form regarding the Company’s intention, to the extent market conditions allow and subject to approval of the Board, to (i) separate the Company’s Chemicals and Climate Control businesses and (ii) explore a master limited partnership structure for the Company’s Chemicals business, in each case  after the El Dorado facility expansion projects have been completed and brought online in 2016.  Prior to the issuance of the Press Release, neither the Company nor Starboard shall issue any press release or public announcement regarding this Agreement without the prior written consent of the other Party.  Until the 2015 Annual Meeting, neither the Company nor Starboard nor the New Appointees shall make any public announcement or statement that is inconsistent with or contrary to the statements made in the Press Release, except as required by law or the rules of any stock exchange or with the prior written consent of the other Party.

Section 6.             Specific Performance.  Each of Starboard, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages).  It is accordingly agreed that Starboard, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity.  This Section 6 is not the exclusive remedy for any violation of this Agreement.

Section 7.             Expenses.  The Company shall reimburse Starboard for its reasonable, documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with the matters related to the 2015 Annual Meeting and the negotiation and execution of this Agreement, provided that such reimbursement shall not exceed one-hundred fifty thousand dollars ($150,000) in the aggregate.

Section 8.             Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.  It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.  In addition, the Parties agree to use their respective best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

Section 9.             Notices.  Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered:  (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same.  The addresses and facsimile numbers for such communications shall be:

If to the Company:
LSB Industries, Inc.
16 South Pennsylvania Avenue
Oklahoma City, Oklahoma 73107
Attention:	David M. Shear, Esq.
Telephone:	(405) 235-4546
Facsimile:	(405) 236-1209

with a copy (which shall not constitute notice) to:

Conner & Winters, LLP
1700 One Leadership Square
211 North Robinson
Oklahoma City, Oklahoma 73102
Attention:	Irwin Steinhorn, Esq.
Mark Bennett, Esq.
Telephone:	(405) 272-5750
Facsimile:	(405) 232-2695

and

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:	David A. Katz, Esq.
Gregory E. Ostling, Esq.
Telephone:	(212) 403-1000
Facsimile:	(212) 403-2000

If to Starboard or any member thereof:

Starboard Value and Opportunity Master Fund Ltd
c/o Starboard Value LP
830 Third Avenue, 3rd Floor
New York, New York 10022
Attention:	Jeffrey C. Smith
Telephone:	(212) 845-7955
Facsimile:	(212) 845-7988

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
Attention:	Steve Wolosky, Esq.
Andrew Freedman, Esq.
Telephone:	(212) 451-2300
Facsimile:	(212) 451-2222

Section 10.           Applicable Law.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof.  Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).  Each of the Parties hereto hereby irrevocably submits, with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts.  Each of the Parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable legal requirements, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 11.           Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

Section 12.           Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries.  This Agreement contains the entire understanding of the Parties hereto with respect to its subject matter.  There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein.  No modifications of this Agreement can be made except in writing signed by an authorized representative of each the Company and Starboard, except that the signature of an authorized representative of the Company will not be required to permit an Affiliate of Starboard to agree to be listed on Exhibit A and be bound by the terms and conditions of this Agreement.  No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.  All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.  The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors, heirs, executors, legal representatives, and permitted assigns.  No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to any member of Starboard, the prior written consent of the Company, and with respect to the Company, the prior written consent of Starboard.  This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons.

Section 13.           Mutual Non-Disparagement.  Subject to applicable law, each of the Parties covenants and agrees that, during the Standstill Period, or if earlier, until such time as the other Party or any of its agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors shall have breached this Section 13, neither it nor any of its respective agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors, shall in any way publicly disparage, call into disrepute, or otherwise defame or slander the other Parties or such other Parties’ subsidiaries, affiliates, successors, assigns, officers (including any current officer of a Party or a Parties’ subsidiaries who no longer serves in such capacity following the execution of this Agreement), directors (including any current director of a Party or a Parties’ subsidiaries who no longer serves in such capacity following the execution of this Agreement), employees, stockholders, agents, attorneys or representatives, or any of their products or services, in any manner that would damage the business or reputation of such other Parties, their products or services or their subsidiaries, affiliates, successors, assigns, officers (or former officers), directors (or former directors), employees, stockholders, agents, attorneys or representatives.  For purposes of this Section 13, the New Appointees (or, if applicable, the Replacement Director(s)) will not be deemed to be an affiliate of the Company or Starboard and no actions taken by any director, agent or other representative of a Party in any capacity other than as a representative of, and at the direction of, such Party will be covered by this Agreement.

[The remainder of this page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

LSB INDUSTRIES, INC.

By:	/s/ Barry Golsen
	Name:	Barry Golsen
	Title:	Chief Executive Officer

STARBOARD:

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD By: Starboard Value LP, its investment manager	STARBOARD VALUE LP By: Starboard Value GP LLC, its general partner

STARBOARD VALUE AND OPPORTUNITY S LLC By: Starboard Value LP, its manager	STARBOARD VALUE GP LLC By: Starboard Value Principal Co LP, its member

STARBOARD VALUE AND OPPORTUNITY C LP By: Starboard Value R LP, its general partner	STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner

STARBOARD VALUE R LP By: Starboard Value R GP LLC, its general partner	STARBOARD PRINCIPAL CO GP LLC STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

[Signature Page to Agreement]

EXHIBIT A

STARBOARD

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
STARBOARD VALUE AND OPPORTUNITY S LLC
STARBOARD VALUE AND OPPORTUNITY C LP
STARBOARD VALUE R LP
STARBOARD VALUE LP
STARBOARD VALUE GP LLC
STARBOARD PRINCIPAL CO LP
STARBOARD PRINCIPAL CO GP LLC
STARBOARD VALUE R GP LLC
JEFFREY C. SMITH
MARK R. MITCHELL
PETER A. FELD

EXHIBIT B

PRESS RELEASE

LSB INDUSTRIES AND STARBOARD VALUE REACH AGREEMENT REGARDING
CORPORATE GOVERNANCE AND BOARD COMPOSITION

Company to Add Five New Independent Directors: Louis Massimo,
Andrew Mittag, Marran Ogilvie, Richard Roedel and Lynn White

Announces Intention to Separate Chemicals and Climate Control Businesses
and to Explore MLP Structure for Chemicals Business Following Completion of El Dorado Facility Expansion in 2016, Subject to Market Conditions and Board Approval

New Lead Independent Director Appointed and Independent Board Committee
to Oversee Search for President of Chemicals Business

OKLAHOMA CITY – April 27, 2015 – LSB Industries, Inc. (NYSE: LXU) (“LSB” or “the Company”), a manufacturer of chemical products for the agricultural, mining and industrial markets and a leading manufacturer of commercial and residential climate control products, today announced that it has elected Louis G. Massimo, Andrew K. Mittag, Richard Roedel, Marran H. Ogilvie and Lynn F. White to its Board of Directors. These five new independent directors, as well as incumbent directors Richard Sanders and Barry Golsen, will stand for re-election to LSB’s Board of Directors at the Company’s 2015 Annual Meeting of Stockholders. Messrs. Massimo and Mittag will fill the vacancies created by the resignations, effective today, of Gail Lapidus and Robert Henry.

If re-elected by LSB’s stockholders at the 2015 Annual Meeting, Ms. Ogilvie and Messrs. Roedel, Sanders, Golsen and White will have terms expiring at the 2018 Annual Meeting and Messrs. Massimo and Mittag will join the class of directors with terms expiring at the 2017 Annual Meeting. With these appointments, the LSB Board will expand to 13 directors, 11 of whom are independent and 9 of whom were appointed in the last 24 months.

“We are pleased to have reached this agreement with Starboard on the composition of the Board,” said Barry Golsen, Chief Executive Officer of LSB.  “On behalf of the entire Board, I would like to thank Gail Lapidus and Robert Henry for their dedicated service and contributions to the Board and LSB. We look forward to working with the new independent directors.”

Mr. Golsen continued, “We remain committed to enhancing stockholder value, and we believe the improvements we are making to increase capacity and upgrade facilities will position LSB for enhanced growth and profitability.  We are therefore pleased to announce our intention, once our El Dorado facility expansion projects have been completed and brought online in 2016, to the extent market conditions allow and subject to Board approval, to separate the Company’s Chemicals business from its Climate Control business and to explore an MLP structure for the Chemicals business.”

In connection with today’s announcement, LSB has entered into an agreement with Starboard Value LP (“Starboard”), which beneficially owns approximately 7.6% of the Company’s outstanding shares. Under the agreement, Starboard has agreed, among other things, not to solicit proxies or participate in any “withhold” campaign in connection with the 2015 Annual Meeting and to vote its shares in support of all of the Company’s director nominees.  Starboard has also agreed to vote all of its shares in accordance with the Board’s recommendation with respect to the Company’s say-on-pay proposal, subject to the recommendation of Institutional Shareholder Services.

In addition, the responsibilities of the Strategic Committee of the Board, which was formed in June 2014, will be expanded to include an evaluation of Company’s corporate governance and management structure, related party transactions and any other governance practices of the Company deemed appropriate by the Strategic Committee. The Strategic Committee will make recommendations to the Board based on its findings, and the Company intends to announce the Board’s decisions with respect to these recommendations concurrent with its second quarter 2015 earnings release.

The Company also agreed to form an independent Board Committee to oversee the Company’s previously announced executive search for a President of the Chemicals business; this committee will consist of Messrs. Daniel D. Greenwell, Sanders, Mittag and White.  As previously announced the company is working with executive search firm Spencer Stuart to assist in the search.

The Company also announced that Mr. Greenwell was elected Lead Independent Director.

Jeff Smith, CEO of Starboard, stated, “We are pleased that we have been able to continue to work constructively with LSB to reach this agreement, and we look forward to meaningful value creation. We believe that strengthening the Board with highly experienced and independent directors will support the Company in executing on its plans to drive sales growth and profitability for the benefit of all shareholders. Louis Massimo, Andrew Mittag, and Lynn White bring substantial experience in the Chemicals and Fertilizer industries, which should help LSB as it continues its progress in turning around and significantly expanding this business. In addition, Marran Ogilvie and Richard Roedel bring vast corporate governance experience that we believe will be invaluable as the LSB Board reviews its governance practices.

Mr. Smith continued, “We believe that a separation of LSB’s two highly valuable businesses will create substantial value for all shareholders, allowing each business to fully capitalize on the opportunities available and enabling the Chemicals businesses to consider the potential value creation available through an MLP structure following the completion of the El Dorado expansion.”

Credit Suisse is serving as financial advisor to LSB and Wachtell, Lipton, Rosen & Katz and Conner & Winters, LLP are acting as legal advisors.

About Louis S. Massimo
Louis S. Massimo is a member of the Board of Directors of Calgon Carbon Corporation (NYSE:CCC), a position he has held since May 2013. Previously, Mr. Massimo served as Executive Vice President and Chief Operating Officer of Arch Chemicals (NYSE: ARJ), where he was a member of the senior leadership team and played a vital role in the successful execution and integration of all of the Company’s acquisitions since its founding in 1999.  Prior to that, Mr. Massimo served as Arch Chemicals’ Executive Vice President and Chief Financial Officer.  Prior to joining Arch Chemicals, Mr. Massimo served in various senior roles at Olin Corporation (NYSE: OLN), including Vice President, Controller, and Director of Corporate Accounting. While at Olin, Mr. Massimo was extensively involved in several major strategic changes, including the spin-off of Olin’s ordnance and aerospace divisions as Primex Technologies, the divestiture of its toluene diisocyanate (TDI) business and the spin-off of its specialty chemical operations as Arch Chemicals. Mr. Massimo previously served as an audit manager for KPMG Peat Marwick for 15 years.  Mr. Massimo earned his Bachelor of Business Administration in accounting from Pace University and completed Duke University’s Advanced Management Program in 2000.  He is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants, the New York and Connecticut Societies of Certified Public Accountants, and a past member of the Financial Executives Institute CT/Westchester Chapter.

About Andrew K. Mittag
Andrew K. Mittag was a Director and a member of the Management Resources and Compensation Committee and Audit Committee of Interfor Corporation (TSX: IFP), a publicly traded Canadian lumber producer, from 2012 to 2015. From 2005 to 2014, Mr. Mittag served as Senior Vice President and member of the leadership team of Agrium, Inc., a global retail supplier of agricultural products and services and a leading global wholesale producer and marketer of all three major agricultural nutrients. He led Agrium’s corporate strategy and M&A group from 2005 to 2009 and in 2009 became President, Agrium Advanced Technologies a division of Agrium.. From 2007 to 2012, Mr. Mittag served as a Director and a member of the Audit Committee of Hanfeng Evergreen, Inc., a Chinese fertilizer producer. At the time of Mr. Mittag’s service, Hanfeng Evergreen, Inc. was listed on the Toronto Stock Exchange. From 2009 to 2012 Mr. Mittag served as a director for Floralla, LLC, a private fertilizer distribution company. From 2009 to 2013, Mr. Mittag was a director of Alida, LLC, a privately held fertilizer distribution company. From 2012 to 2013, Mr. Mittag was a director of Culex Environmental, a private company focused on mosquito control.  Mr. Mittag received a Bachelor of Arts from Hamilton College and was awarded an MBA from Columbia University.

About Marran H. Ogilvie
Marran Ogilvie has 20 years of executive management experience and a demonstrable track record across a diverse set of business environments, including start-up, rapid growth, turnaround, merging, regulated and international businesses. Mrs. Ogilvie has served as a COO, General Counsel, Chief of Staff, public company board member, creditors committee member, and top operating executive. Mrs. Ogilvie currently serves on the boards of directors of Seventy Seven Energy Inc. (NYSE: SSE), The Korea Fund, Inc. (NYSE: KF) and ZAIS Financial Corp. (NYSE: ZFC). Mrs. Ogilvie previously served on the Creditors Committee of Lehman Brothers International and currently serves as an advisor to the committee.  Mrs. Ogilvie also previously served on the board Southwest Bancorp Inc. (NASDAQ: OKSB). Mrs. Ogilvie’s operating roles included Chief Operating Officer of Ramius, LCC, where she executed a merger with Cowen Group, Inc. (NASDAQ: COWN), and served as Chief of Staff of Cowen. Mrs. Ogilvie received a BA from the University of Oklahoma and a J.D. from St. John’s University School of Law.

About Richard W. Roedel
Richard W. Roedel is a director of Lorillard, Inc. (NYSE: LO), Chairman of Lorillard’s Audit Committee, a director and member of the Audit Committee and Chairman of the Risk Committee of IHS, Inc. (NYSE: IHS), a director and member of the Audit Committee of Six Flags Entertainment Corporation (NYSE: SIX), and a director and non-executive chairman of Luna Innovations Incorporated (NASDAQ: LUNA). From 1985 through 2000, Mr. Roedel was employed by the accounting firm BDO Seidman LLP, the United States member firm of BDO International, as an Audit Partner, being promoted in 1990 to Managing Partner in Chicago, and then to Managing Partner in New York in 1994, and finally in 1999 to Chairman and Chief Executive. Mr. Roedel joined the Board of Directors of Take-Two Interactive Software, Inc. (NASDAQ: TTWO), a publisher of video games, in November 2002 and served in various capacities with that company through June 2005 including Chairman and Chief Executive Officer. Mr. Roedel served on the Boards of Directors of Brightpoint, Inc. (NASDAQ: CELL) from 2002 to 2012 and Sealy Corporation (NYSE: ZZ) from 2006 to March 2013. He also served as a director and chairman of the audit committee of Broadview Network Holdings, Inc., a private company, until 2012. Mr. Roedel was appointed to the Public Accounting Oversight Board’s Standing Advisory Group for a three-year term commencing January 1, 2014. He is also a director of the Association of Audit Committee Members, Inc., a non-profit association of audit committee members dedicated to strengthening the audit committee by developing best practices. Mr. Roedel is a certified public accountant.

About Lynn F. White
Lynn F. White is the founder and Managing Director of Twemlow Group, LLC, a consulting firm established in January 2008. From January 2008 to June 2009 and January 2013 to present, as Twemlow Group’s Managing Director, Mr. White has provided strategic, organizational, and product development counsel to agriculture-related businesses. Mr. White also currently serves as Vice Chair of the Dean’s Advisory Council of the College of Agriculture, Food and Environmental Sciences at California Polytechnic State University, San Luis Obispo.   From June 2009 through December 2012, Mr. White served as Vice President, Corporate Development of CF Industries Holdings, Inc. (NYSE: CF), one of the world’s largest manufacturers and distributors of nitrogen and phosphate fertilizer products.  At CF Industries, Mr. White was responsible for external growth initiatives, including mergers and acquisitions and organic efforts; new product development; leading the integration of the $4.6 billion acquisition of Terra, Inc., and as a member of the senior leadership team, corporate strategy.   He also served as Non-executive Chairman of GrowHow UK Limited, the leading British nitrogen fertilizer producer, and as a director of KEYTRADE AG, a major Switzerland-based fertilizer trading firm. From 2005 to 2007, Mr. White was the President, John Deere Agri Services of Deere & Co., a global supplier of equipment and services to agriculture, construction, forestry, and landscape markets. From 2000 to 2005, Mr. White served as the Vice President, Global AgServices of Deere & Co. From 1997 to 1999, Mr. White was Senior Vice President, Corporate Development of IMC Global, Inc. (n/k/a Mosaic, Inc.), and from 1979 to 1996, Mr. White served in a variety of leadership positions in the US and Europe at FMC Corporation, a producer of chemicals and machinery. Mr. White holds a BA in History with Highest Honors from California Polytechnic State University, San Luis Obispo and an MBA in Finance and Multinational Enterprise from the Wharton Graduate School of Business at the University of Pennsylvania.

About LSB Industries, Inc.
LSB is a manufacturing and marketing company. LSB’s principal business activities consist of the manufacture and sale of chemical products for the agricultural, mining, and industrial markets, and the manufacture and sale of commercial and residential climate control products, such as geothermal and water source heat pumps, hydronic fan coils and modular geothermal chillers, and large custom air handlers.

Forward-Looking Statements
This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by use of the words “believes”, “expects”, “intends”, “anticipates”, “plans to”, “estimates”, “projects”, “should” or similar expressions, including, without limitation, statements regarding enhancing stockholder value, enhanced growth and profitability, expanding the Chemicals business, El Dorado expansion projects completed and brought online in 2016, and matters relating to the 2015 Annual Meeting. Actual results may differ materially from the forward-looking statements as a result of various future events, including, without limitation, the various factors described in the “Special Note Regarding Forward-Looking Statements” and the “Risk Factors” contained in our most recent Form 10-K for year ended December 31, 2014.  These forward-looking statements speak only as of the date of this press release, and LSB expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in LSB’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Company Contact:
Tony M. Shelby, Chief Financial Officer
(405) 235-4546
Or
Mark Behrman, Senior Vice President
(405) 235-4546 x11214

Media Contact:
Tim Lynch / Sharon Stern / Joe Berg
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449